(d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA INTERMEDIATE BOND PORTFOLIO

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)

	Adviser Class	Class I	Class S	Class S2
Voya Intermediate Bond Portfolio Term Expires May 1, 2018	1.03%	0.53%	0.78%	0.93%

/s/ HE

HE

Effective Date: May 1, 2017, to reduce the expense limits for Voya Intermediate Bond Portfolio in connection with the termination of its management fee waiver.

*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.